UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market announcement

  ULTRAPAR PARTICIPAÇÕES S.A.

  MARKET ANNOUNCEMENT

  São Paulo, January 25, 2021 –Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Company” or “Ultrapar”), as a complement to the material notice of January 12, 2021, informs that the event announced was a ransomware attack in the Company’s information technology environment.

  As a precautionary measure, Ultrapar interrupted its systems, partially affecting, for a short period of time, the operations of its subsidiaries. All security and control measures were promptly adopted to remedy the situation, and, as of January 14, the operational systems of the Company and its subsidiaries were gradually reestablished, with caution and safety, according to the priority and relevance of each affected process. Currently 100% of the critical information systems of the Company and its subsidiaries are fully functional.

  During the ongoing investigations, Ultrapar identified the non-authorized copy and release of certain data and is currently verifying the amount of exfiltrated and/or disclosed information, as well as the existence of potential impacts to its businesses and third parties, in order to adopt the applicable measures.

  According to the most recent assessment, Ultrapar does not expect material impacts in its results due to this incident. The Company has a cyber insurance policy in place, which has already been triggered for the present event.

  The Company will maintain the market duly informed of new relevant updates relating to this event.

  Rodrigo de Almeida Pizzinatto

  Chief Financial and Investor Relations Director
  Ultrapar Participações S.A.

1

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: January 25, 2021

ULTRAPAR HOLDINGS INC.

By:	/s/ Rodrigo de Almeida Pizzinatto
Name:	Rodrigo de Almeida Pizzinatto
Title:	Chief Financial and Investor Relations Officer

  (Market announcement)